UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29897/December 30, 2011

In the Matter of	:
	:
EquiTrust Variable Insurance Series Fund	:
5400 University Avenue	:
West Des Moines, IA 50266	:
	:
(811-5069)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Equitrust Variable Insurance Series Fund filed an application on October 27, 2011
requesting an order under section 8(f) of the Investment Company Act of 1940 (the
"Act") declaring that it had ceased to be an investment company.

On November 30, 2011 a notice of filing of the application was issued (Investment
Company Act Release No. 29878). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary